Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This Report on Form 6-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “may,” “intends,” “plans,” “believes,” “anticipates,” “expects,” “estimates,” “predicts,” “potential,” “continue,” or “opportunity,” the negative of these words or words of similar import. Similarly, statements that describe our business outlook or future economic performance, anticipated revenues, expenses or other financial items, introductions and advancements in development of products, and plans and objectives related thereto, and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are also forward-looking statements.  Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under Item 3.D, “Key Information-Risk Factors” contained in our Annual Report on Form 20-F for the year ended December 31, 2011 (the “2011 Annual Report”), as well as those discussed elsewhere in our other filings with the Securities and Exchange Commission.

Our actual results of operations and execution of our business strategy could differ materially from those expressed in, or implied by, the forward-looking statements. In addition, past financial and/or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends.  We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them do occur, what impact they will have on our results of operations and financial condition. In evaluating our forward-looking statements, you should specifically consider the risks and uncertainties set forth under Item 3.D, “Key Information – Risk Factors” contained in our 2011 Annual Report. Except as required by law, we undertake no obligation to publicly revise our forward-looking statements to reflect events or circumstances that arise after the date of this Report on Form 6-K.

Our unaudited interim condensed consolidated financial statements for the six months ended June 30, 2012 appeared in our Form 6-K dated August 29, 2012. This Report on Form 6-K contains balances and disclosures which are neither audited nor reviewed. It is filed in order to update our registration statements filed with the Securities and Exchange Commission.

The following discussion should be read in conjunction with our interim condensed consolidated financial statements for the six months ended June 30, 2011 and 2012, appearing elsewhere in this Form 6-K, our audited financial statements for the year ended December 31, 2011 appearing in our Form 20-F dated May 15, 2012 and Item 5--"Operating and Financial Review and Prospects" appearing in our 2011 Annual Report.

We have suffered recurring losses as well as negative cash flows from operating activities and have a capital deficiency. Prior to entering into the arrangement with our note holders described below under “Liquidity and Capital Resources-Arrangement with Note Holders”, in order to allow time for negotiation, from time to time, the holders of our Series A convertible notes granted extensions and deferrals to dates on which we were due to make payments on account of these notes.  We had expected to significantly reduce the principal amount outstanding under our Series A and Series B convertible notes as a result of this arrangement which provided, in part, for a substantial reduction in the conversion price with respect to these notes for a limited period of time. Pursuant to the arrangement, only an aggregate of NIS 13,980,410 (or approximately $3.6 million) principal amount of these notes were converted into our ordinary shares. As a result, an aggregate of NIS 97,793,918 (or approximately $24.9 million) of principal amount of these notes were outstanding as of August 6, 2012, the last day of the period in which the lowest conversion prices were in effect. During August 2012, pursuant to the terms of the arrangement, we repaid an aggregate of NIS 31,780,023 (or approximately $8.1 million) of the principal amount of the Series A and Series B notes. An aggregate principal amount of NIS 66,013,894 (or approximately $16.8 million) with respect to these notes is required to be paid between October 2012 and July 2014, with the remaining NIS 17,941,534 (or approximately $4.6 million) in principal amount of Series B notes required to be paid in December 2017. The principal amounts of notes referred to in this paragraph do not include amounts for CPI linkage or accrued interest. The U.S. Dollar translations provided for convenience are based on the representative exchange rate published by the Bank of Israel on July 3, 2012.

We believe that based on the abovementioned circumstances, there is a doubt about our ability to continue our operations as a going concern. We continue to evaluate various financing alternatives through fund raising in the public or private equity markets. Given the low level of conversions of our notes to ordinary shares pursuant to the arrangement, there can be no assurance that we will be able to raise additional capital. We may also consider other measures to reduce our expenses or raise additional funds such as additional operating cost reductions or a sale or license of a portion  of our intellectual property.  Our consolidated financial statements for the year ended December 31, 2011 and for the six months ended June 30, 2012 have been prepared assuming that we will continue as a going concern and do not include any adjustments that might result from the resolution of the uncertainties with respect to our ability to repay the outstanding principal amount of our Series A and Series B notes..

Overview

We develop, market and sell telecommunication transport equipment capable of supporting the growing capacity demands for Ethernet services and high bandwidth video services, such as HDTV, Internet Protocol television, or IPTV, and video on demand, or VOD, and interactive television (together known also as “video services”), 2G, 3G and 4G mobile backhauling, as well as other types of data services and voice services, whether transmitted over wireline or cellular networks, in metropolitan networks. Our target customers are telecommunication service providers active in metropolitan areas.

The end-user base for our products is comprised primarily of telecommunication companies, and has historically been concentrated in each year among a very small number of companies. Sales to KDDI, a Japanese telecommunications carrier, accounted for approximately 14.5% of our revenues in the six months ended June 30, 2011 and 29.9% of our revenues in the six months ended June 30, 2012.

In 2010, we started to recognize revenues from sales to Bharat Sanchar Nigam Limited, or BSNL, through two OEM channels after the receipt of a required approval from the Technical Specification Evaluation Certificate (TSEC) in India. This approval was a condition for making sales to BSNL in India,. Sales to BSNL accounted for approximately 29.7% of our revenues in the six months ended June 30, 2011, and 3.1% of our revenues in the six months ended June 30, 2012. We also had sales to a European customer that accounted for 30.1% of our revenues in the six months ended June 30, 2011 and 12.2% of our revenues in the six months ended June 30, 2012.

In June 2009, our CM-4000 was selected by Mexico’s MetroNet as their main network infrastructure building block. The CM-4140 was selected to replace MetroNet’s existing carrier Ethernet switches that were at the end of their life and could not be purchased any longer. Sales to MetroNet accounted for approximately 4.8% of our revenues in the six months ended June 30, 2011, and approximately 11.2% of our revenues in the six months ended June 30, 2012.

In January 2012, our CM-4000 was selected by Oki Network Integration CO., Ltd., a Japanese customer, as a channel for Vic Tokai. Sales to Vic Tokai accounted for approximately 0.6% of our revenues in the six months ended June 30, 2011, and approximately 10.4% of our revenues in the six months ended June 30, 2012.

The percentage of revenues accounted for by a customer in the six month period may not be indicative of the percentage of revenues accounted for by that customer for the entire year. We expect that we will continue to experience high customer concentration.

Towards the end of the second quarter and during the third quarter of 2012, we significantly decreased our employee head count across all departments .  Accordingly, we expect that our operating expenses will be lower in the second half of 2012 than in the first half of 2012. Part of the impact of our cost reduction efforts should affect results during the third quarter with the full impact of these expense reductions in effect for the full fourth quarter of 2012.

We reported losses in each of 2007, 2008, 2009, 2010 and 2011 and expect to report a loss for 2012. We will need to increase our revenues significantly and further reduce our operating expenses in order to become profitable.

On February 15, 2012, following the approval of the Company’s audit committee and board of directors, we reached an arrangement in principle with the representatives of the Company’s Series A note holders and the representatives of the Company’s Series B note holders. The arrangement provides for the deferral of the early redemption right of the Series A note holders over approximately 29 months. In April 2012, our shareholders approved the arrangement and approved an increase from 95,000,000 to 170,000,000 in the number of our authorized ordinary shares, which was dependent on the consummation of this arrangement. On July 2, 2012, the arrangement with note holders was consummated. For information with respect to this arrangement, see “Liquidity and Capital Resources-Arrangement with Note Holders" below.

On June 20, 2012,  we were notified by NASDAQ that trading in our ordinary shares  on the NASDAQ Capital Market would be suspended. Our ordinary shares are now traded on the OCTQB.  For more information, see "Liquidity and Capital Resources-Trading in our Shares" below.

On August 2, 2012, as a result of lower than expected note conversions pursuant to the arrangement and difficulties in effecting an equity financing, we implemented a plan to reduce expenses by approximately $6 million per fiscal year. The plan involved the dismissal of approximately 40 employees, across all company departments.

On September 3, 2012, we dismissed an additional 25 employees, in order to attempt to assist us in achieving breakeven results of operations in 2013. With our lower staffing levels, we are currently not able to respond to new tenders published by Tier 1 customers. We are concentrating our efforts on advancing our relationships with global original equipment manufacturers, or OEMs, and servicing existing customers.

 A number of trends in the communications industry are driving growth in demand for network capacity and are expected to increase demand for carrier Ethernet transport systems. These trends include:

o
Growth of Internet usage and Internet protocol traffic. Internet protocol network traffic continues to grow significantly as bandwidth used per Internet user and the total number of Internet users increase;

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Increasing broadband penetration and higher speed access technologies. Telecommunications service providers are offering broadband Internet access to an increasing number of residential, business and enterprise subscribers to support voice, video and high speed data offerings. In addition, wireless technologies such as 3G and LTE are enabling high bandwidth services to mobile devices such as smartphones and tablets, for both personal and business applications; and

o
Attractiveness of bandwidth-intensive applications. New applications (e.g., video-on-demand, music downloads, tele-presence, over the top and file sharing), and network delivery of larger file formats (e.g., HD video) necessitate an increase in network capacity to accommodate high-quality delivery of these bandwidth-intensive services.

Our metro products address high-bandwidth packet services. We expect that the mix of voice, video, and data and business services over wireline and wireless networks will grow and drive the demand for our metro products. However, the growth of these services will be subject to the ability of telecommunication carriers to offer services at a price that is attractive to subscribers while generating profits to the carriers sufficient to justify a significant investment in new equipment. Our future success will be directly affected by the ability of our customers to add subscribers for these new data services.

The current economic and credit environment is having a significant negative impact on business around the world.  Our business is particularly subject to conditions in the telecommunications industry which impact our major customers and potential customers. These conditions may be depressed or may be subject to deterioration which could lead to a reduction in consumer and customer spending overall, which could have an adverse impact on sales of our products.  A disruption in the ability of our significant customers to access liquidity could cause serious disruptions or an overall deterioration of their businesses which could lead to a significant reduction in their orders for our products and the inability or failure on their part to meet their payment obligations to us, any of which could have a material adverse effect on our results of operations and liquidity. In addition, any disruption in the ability of customers to access liquidity could lead customers to request longer payment terms from us or long-term financing of their purchases from us. Granting extended payment terms or a significant adverse change in a customer’s financial and/or credit position could reduce our cash balances, require us to assume greater credit risk relating to that customer’s receivables, could cause us to defer recognition of revenues or could limit our ability to collect receivables related to purchases by that customer.

Update on Major Customer Pipeline

In 2011, we commenced intensive discussions with a global OEM channel to include our product line in the portfolio to be supplied to a telecommunications provider in India and in other markets. At the end of June 2012, we completed the testing of a specific new feature requested by this global OEM, as well as an extensive test of the interoperability of our equipment with the equipment of this global OEM. Our potential business in a major portion of the private market in India is dependent on signing an agreement with this global OEM.  As of the date of this filing, our momentum with this global OEM is stalled due to internal issues within the organization of this global OEM, and there is no assurance that an agreement will be signed..

We still have not received the long-awaited follow-on order from BSNL, a "Tier 1" government-owned telecommunication provider in India, in an amount of Indian Rupees equal to approximately $6 million. In July 2012, ITI Ltd., an Indian public sector unit that acts as the OEM channel in this project, approved the issuance of the purchase order from BSNL, but the internal approval process in BSNL has not yet been completed. There is a concern that due to the long delay of issuance of this order, BSNL may have decided to purchase this equipment as part of a future tender.   If so, there is no assurance that we would compete for such tender or, should we choose to compete, that we would win it.

As a result of the low amount of note conversions following the consummation our arrangement with note holders and our inability to effect a financing to date, we believe that our chance to win the upgrade project with KDDI in Japan is remote..

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States. These accounting principles require management to make certain estimates, judgments and assumptions based upon the information available at the time they are made, historical experience and various other factors believed to be reasonable under the circumstances. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Management evaluates its estimates and judgments on an on-going basis.

The critical accounting policies described in Item 5 in our 2011 Annual Report are those that are both most important to the portrayal of our financial position and our results of operations, and require management's most difficult, subjective or complex judgments, as a result of the need to make estimates about the effect of matters that are inherently uncertain. As of June 30, 2012, there have been no material changes to any of the critical accounting policies contained in Item 5 of the 2011 Annual Report.

Results of Operations

The following table sets forth certain items from our consolidated statement of operations as a percentage of total revenues for the periods indicated:

	Six months ended June 30,
	2011	2012
Revenues	100%	100%
Cost of revenues	58.1	43.8
Gross profit	41.9	56.2
Research and development expenses, net	64.4	48.4
Selling, general and administrative expenses	75.5	79.6
Operating loss	(98.0)	(71.8)
Financial expenses, net	(7.4)	(11.2)
Income (expenses) from devaluation (revaluation) of conversion feature embedded in series A convertible notes	(7.8)	(6.1)
Gain (loss) from revaluation of series B convertible notes	(2.1)	2.4
Net loss	(115.3)	(86.7)

Comparison of the Six Months ended June 30, 2011 and 2012.

Revenues. Most of our revenues of $6.8 million in the six months ended June 30, 2012 were generated from sales of our CM-4000 product line to customers in Europe, as well as from sales of our CM-100 product line and related services to KDDI. A portion of our revenues in the six months ended June 30, 2012 was generated from new customers. Most of our revenues of $9.5 million in the six months ended June 30, 2011 were generated from sales of our CM-4000 product line to BSNL in India and to a customer in Europe, as well as from sales of our CM-100 product line and related services to KDDI. A portion of our revenues in the six months ended June 30, 2011 was generated from new customers. Our revenues decreased in the six months ended June 30, 2012 compared to the comparable period in the previous year primarily as a result of a decrease in revenues from BSNL and the customer in Europe, partially offset by an increase in revenues from KDDI.

Gross Profit. Gross profit was $3.8 million, or 56.2% of revenues, in the six months ended June 30, 2012, compared to $4.0 million, or 41.9% of revenues, in the six months ended June 30, 2011. The increase in our gross profit percentage in 2012 was primarily attributable to lower revenues from India which have a lower gross profit and revenues derived from services, maintenance and software development.

Operating Expenses

	2011	2012	% Change
	Six months ended June 30, ($ in millions)		June 2012 vs. June 2011
Research and development, net	6.1	3.3	(46.6)%
Selling, general and administrative	7.2	5.4	(25)%
Total operating expenses	13.3	8.7	(34.6)%

Research and Development Expenses, net. Our net research and development expenses were lower in the six months ended June 30, 2012 than in the comparable period in 2011 primarily due to a decrease in our employee headcount and  use of less materials and sub-contractors.  We also recognized higher research and development grants in 2012 than in 2011 which reduce our research and development expenses, net.

Grants, mainly from the government of Israel, for research and development are offset against our gross research and development expenses. Research grants were $2.0 million in the first six months of 2012 compared to $1.4 million in the comparable period last year. Research grants in 2012 were higher than in 2011 because  we were not sure whether we would receive some of the 2011 grants. As a result, we recognized these grants in 2012. We anticipate that we will incur lower research and development expenses in the second half of 2012 compared to the first half of 2012, mainly due to our reduction in personnel.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were lower in the six months ended June 30, 2012 than in the comparable period in 2011. The decrease resulted primarily from a decrease in salary expenses due to the reduction in our employee headcount. This reduction also resulted in a reduction in related expenses, such as rent expenses, consultants' fees and travel expenses. This decrease was partly offset by an increase in legal expenses incurred in connection with the arrangement with the holders of our Series A and Series B convertible notes.

Financial Expenses, net.  We had $760,000 of financial expenses, net in the six months ended June 30, 2012 compared to $707,000 of financial expenses, net in the comparable period in 2011. Financial expenses, net consisted primarily of interest expense with respect to our Series A and Series B convertible notes, amortization of the issuance costs of our Series A convertible notes and currency exchange differences, plus, in 2012, impairment of marketable securities offset, in part, by our financial income, primarily from our marketable securities.

Adjustments related to Series A and Series B convertible notes.  Fair value adjustments related to our Series A convertible notes resulted in financial expense of $416,000 in the six months ended June 30, 2012 and $740,000 in the six months ended June 30, 2011. The decrease related primarily to discount amortization which was amortized over the period from issuance date to March 2012 only, with minor adjustment during second quarter 2012.

Fair value adjustments related to our Series B convertible notes resulted in financial income of $168,000 in the six months ended June 30, 2012 and financial expenses of $201,000 in the six months ended June 30, 2011. The increase in the financial income related primarily to a reduction in the fair value of the Series B convertible subordinated notes during the last year.  Our Series B convertible notes were issued in June 2011 and are traded on the Tel Aviv Stock Exchange. The adjustments resulted from a decrease in the fair market value of Series B convertible notes during the first half 2012.

Liquidity and Capital Resources

We have historically financed our operations primarily through sales of equity, issuances of convertible notes, receipt of grants to fund research and development, sale or maturity of marketable securities and loans from banks and from shareholders.

We had negative working capital (total current assets net of total current liabilities) of $4.1 million as of June 30, 2012 and positive working capital of $664,000 as of December 31, 2011. The decrease in our working capital resulted primarily from the decrease in our cash and accounts receivable  balances and a decrease in the value of our marketable securities.

We had cash, cash equivalents, and  restricted cash and short-term marketable securities of $18.9 million as of June 30, 2012, compared to $23.2 million as of December 31, 2011. The restricted cash and short-term marketable securities of $9.3 million as of June 30, 2012 resulted from the arrangement with our Series A and Series B note holders, to ensure the first payment scheduled to be made to them in August 2012, and were deposited in a secured trust account for the benefit of the note holders. The decrease in our cash, cash equivalents and short-term marketable securities resulted primarily from the use of funds for operating activities. At December 31, 2011 and June 30, 2012, all of our marketable securities portfolio were classified as available for sale and, accordingly, were presented at fair market value. In August 2012, pursuant to the terms of the arrangement, we repaid an aggregate of $9.7  million in principal amount of the Series A and Series B notes. This reduced restricted cash by this amount and left us with a low level of cash, cash equivalents and marketable securities without giving effect to cash used in our operations subsequent to June 30, 2012. We expect that the balance of our cash, cash equivalents and marketable securities will continue to decline in the second half of 2012.

The substantial majority of our cash, cash equivalents and marketable securities were invested in securities denominated in NIS.

Cash Used in Operating Activities

In the six months ended June 30, 2012, we used $4.1 million of cash in operating activities primarily as a result of our net loss of $5.9 million a decrease of $738,000 the market value of our series B convertible notes, and a decrease in trade payables, accrued expenses and other payables of $563,000 resulting primarily from the reduction of a provision relating to royalties and commitments to the Office of the Chief Scientist, offset, in part, by a decrease of $1.1 million in our trade receivables and other current assets resulting primarily from collections during first half of 2012 and by $1.1 million of accrued interest relating to our Series A and Series B convertible notes

Cash Provided by Investing Activities

Our principal investing activity during the six months ended June 30, 2012 was the receipt of $8.5 million in proceeds from marketable securities, offset, in part, by the deposit of $1.4 million in cash and marketable securities in a secured trust account for the benefit of our note holders  and investments in marketable securities of $143,000.

Cash Provided by Financing Activities

In the six months ended June 30, 2012, an aggregate of $400,000 was provided by  long–term subordinated loans from Izhak Tamir and Eric Paneth, each of whom is an officer, director and co-founder of Orckit. These loans were part of their commitments made in connection with the arrangement with our note holders. These loans do not bear interest, are subordinated to all of our obligations under the Series A notes and Series B notes and may be repaid only after the  holders of the Series A notes and Series B notes have been fully repaid. Mr. Paneth will terminate his employment with us as of October 1, 2012 and will serve as our Chairman of the Board.

Arrangement with Note Holders

On July 2, 2012, we consummated the arrangement with the holders of our Series A convertible notes and Series B convertible notes. The arrangement provides for the deferral of the March 2012 early redemption right of the Series A note holders over approximately 29 months, with aggregate payments of $9.1 million in August 2012, $2.3 million in October 2012, $1.3 million in March 2013 and $11 million (plus all accrued and unpaid interest) in July 2014. In addition, early payments to the Series B note holders are also to be made as follows: $540,000 in August 2012, $360,000 in October 2012, $144,000 in March 2013 and $192,000 in July 2014. The balance of approximately $3.9 million in principal amount of the Series B notes is payable in December 2017.  The arrangement did not reduce the total amounts payable to the note holders.

Pursuant to the terms of the arrangement, the conversion price of the Series A notes was reduced from NIS 63.00 (approximately $16.05) per share to NIS 1.37 per share (approximately $0.35) during the period from July 3, 2012 and to July 22, 2012. Thereafter, the conversion price of the Series A notes increased to NIS 7.61 per share (approximately $1.94). The conversion price of the Series B notes was reduced from NIS 10.00 (approximately $2.55) per share to NIS 7.61 per share (approximately $1.94) during the period from July 3, 2012 and to July 12, 2012. Thereafter, the conversion price of the Series B notes was further reduced to NIS 1.83 per share (approximately $0.47) until August 6, 2012. Thereafter, the conversion price of the Series B notes returned to NIS 7.61 per share. Between July 3, 2012 and August 6, 2012, Series A notes in an aggregate principal amount of NIS 3,260,125  (or approximately $830,000) were converted into 2,379,653 ordinary shares, and Series B notes in an aggregate principal amount of NIS 10,720,285 (or approximately $2,731,000) were converted into 5,858,079 ordinary shares . These conversions reduced the aggregate principal amount of the Series A notes outstanding to NIS 77,735,203 (or approximately $19.8 million) and the aggregate principal amount of the Series B notes outstanding to NIS 20,058,715 (or approximately $5.1 million). The foregoing does not include NIS 26,000,000 (or approximately $6.6 million) aggregate principal amount of Series A notes that were purchased in the open market by Orckit-Corrigent Ltd., a wholly-owned subsidiary of the Company, in 2009 and are now secured by a lien in favor of the trustee of the Series A notes.

Pursuant to the arrangement, we have the right to force the conversion of the Series A notes and/or the Series B notes at the price of $1.97 per share if the prevailing market price of our ordinary shares is at least $3.00 per share. Prevailing market price is the price on the Tel Aviv Stock Exchange for any 20 trading days within a period of 30 consecutive trading days. In addition, as contemplated by the terms of the arrangement, Messrs. Tamir and Paneth have each provided a $200,000 unsecured loan to the Company. The loans are subordinated to the Company's obligations under the Series A notes and Series B notes and would convert into ordinary shares upon the closing of an equity financing in which Messrs. Tamir and Paneth have undertaken to invest $1.0 million each. There is no assurance that we will be able to raise additional equity. For a description of the other terms of the arrangement, see our Annual Report on Form 20-F filed on May 15, 2012 and our Report on Form 6-K filed on July 5, 2012.

The U.S. Dollar translations appearing in this section are based on the representative exchange rate published by the Bank of Israel on July 3, 2012 and are subject to change as the exchange rate of the New Israeli Shekel in relation to the U.S. Dollar fluctuates.

Trading in our Shares

On March 28, 2012, we received a notification from the  NASDAQ Listing Qualifications Panel that it had granted our request to transfer our shares from the NASDAQ Global Market to the NASDAQ Capital Market.  The Panel conditioned our continued listing on the NASDAQ Capital Market on our satisfying the minimum shareholders’ equity requirement of $2.5 million by June 27, 2012 and demonstrating to the Panel our ability to maintain compliance through 2012.

On June 20, 2012, we were notified by NASDAQ that trading in our ordinary shares on the NASDAQ Capital Market would be suspended as of June 22, 2012. On that same date, trading of our ordinary shares commenced on the OCTQB. The OTCQB is a market tier for OTC-traded companies that are registered and current in their reporting obligations with the Securities and Exchange Commission..

We appealed the decision of the NASDAQ Listing Qualifications Panel to the NASDAQ Listing and Hearing Review Council. On August 19, 2012, we were notified that the NASDAQ Listing and Hearing Review Council had affirmed the decision to delist our ordinary shares from the NASDAQ Stock Market. Our ordinary shares continue to be traded on the OTCQB and the Tel Aviv Stock Exchange, and the Company continues to be subject to the U.S. securities laws and the regulations of the U.S. Securities and Exchange Commission.

Since our listing on the Tel Aviv Stock Exchange in 2003, we publicly reported in Israel pursuant to U.S. securities laws and regulations as permitted by Israeli law. Because our shares are no longer traded on the NASDAQ Stock Market, the Israel Securities Authority, or ISA, has demanded that we commence reporting in Israel pursuant to the full reporting requirements of the Israeli Securities Law and the regulations promulgated thereunder, in addition to our continued reporting pursuant to the U.S. securities laws and regulations. Although we disagree with its interpretation of the law on this matter, on September 14, 2012, we notified the ISA that we will commence filing 'immediate reports' under the Israeli Securities Law.  We are in discussion with the ISA regarding the commencement date for our filing of financial statements pursuant to international financial reporting standards, or IFRS.  In a letter dated September 11, 2012, the ISA notified us that we were in violation of the Israeli Securities Law, and, on the basis of such violation, the ISA might undertake various enforcement actions in accordance with its authority under law.

Working Capital

We depend on sales to a limited number of significant customers.  The loss of a significant customer, or a decrease in purchases by a significant customer, could have a material adverse effect on our working capital and results of operations.

We have incurred losses for more than the past five years. We are also experiencing negative cash flows from operating activities. Our cash, cash equivalents, bank deposits, marketable and other securities and long-term investments have declined in each of the past five years. We have reported a capital deficiency since September 30, 2011. In September 2012, we announced a plan to materially reduce expenses with the aim of attempting to align our expenses with projected revenues. We are in the process of seeking additional financing. There is no assurance that we will be able to obtain additional financing. As of June 30, 2012, we had $9.6 million of cash, cash equivalents and marketable securities, without giving effect to restricted cash which was used to pay a portion of the principal amount of our outstanding notes and was not available to operate our business. Without additional cost reductions together with the sale or license of a portion of our intellectual property,or additional financing or a significant increase in sales,  we cannot be certain that we have sufficient capital to operate our business and repay our obligations under our Series A and Series B notes as payments become due.